Brian S. Korn

Manatt, Phelps & Phillips, LLP

Direct Dial: (212) 790-4510

BKorn@manatt.com

April 27, 2023

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Pearlyne Paulemon and Pam Howell

Office of Real Estate and Construction

Re:	Groundfloor Yield LLC Offering Statement on Form 1-A

Post-Qualification Amendment

Filed March 23, 2023
File No. 024-11411

Dear All:

We are submitting this letter on behalf of our client, Groundfloor Yield LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated April 19, 2023 (the “Comment Letter”) in connection with the Company’s Registration Statement on the Form 1-A, as submitted with the SEC on March 23, 2023 (the “Offering Circular Amendment”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

Form 1-A-POS filed March 23, 2023

1.       We note the consent filed as exhibit 11.1. Please have your auditors revise their consent to reference the Form 1-A rather than the Form 1-K.

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April 27, 2023

Response: The Company acknowledges the comment and the auditors’ consent filed as Exhibit 11.1 now references the post-qualification amendment to Form 1-A, not Form 1-K.

2.       It appears you commenced your offering on May 14, 2021 and that offering is continuing. Please provide your analysis of how you are in compliance with the requirement that you update your offering statement on an annual basis as set forth in Rule 252(f)(iii)(2)(i) of Regulation A. Also, please clarify whether you have sold securities since the date that was 12 months after the qualification date.

Response: The Company acknowledges the comment. The offering commenced shortly after qualification of the Form 1-A on May 14, 2021. The Company is concurrently filing a post-effective amendment to the Form 1-A to incorporate by reference into the Form 1-A the financial statements as of and for the twelve months ending December 31, 2021 and 2022. The Company notes that all material information filed thereby has been previously timely filed in connection with Annual Reports on Form 1-K, and that the Company’s investors have been previously notified that such filings would be made on such form. The amendment will incorporate the required financial statements into the Form 1-A by reference.

3.       Form 1-A requires that issuers specify the price of the securities being offered. This means that the interest rate payable on the note must be calculable by investors or determined by reference to a formula with publicly available inputs (for example, by reference to a benchmark). Your ability to change interest rates is within your complete discretion and therefore lacks transparency that is present when a rate is calculable by investors or determined by reference to a formula with publicly available inputs. Please revise your pricing method to comply with Regulation A. For additional guidance, please see Note 2 of Item 501(b)(3) from Regulation S-K.

Response: The Company acknowledges the comment. The notes will be priced a fixed rate that will be disclosed to the investor at the time of sale on the Company’s platform. The current rate will also be regularly updated through a Rule 253(g) filing on the EDGAR system. The purpose of the range in the Offering Statement is to set out the possible range of rates within which the fixed rate will be set. The Company notes similar note offerings under Regulation A where maximum/minimum price range were disclosed in the Offering Statement, and the actual rate was fixed from time to time through a Rule 253(g) supplement. In no event will the Company price the notes outside the range without a qualified post-effective amendment to the Offering Statement disclosing the change to the range or fixing a price outside the range.

April 27, 2023

4.       We may have additional comments, including on your auto-invest program.

Response: The Company acknowledges the comment.

5.       We note the disclosure on the FAQs section of Groundfloor’s website that “Groundfloor pre-funds loans to real estate developers, then works with the U.S. Securities & Exchange Commission (SEC) to convert these loans into securities that are then sold to investors.” Please revise this language consistent with the cover page legend set forth in in Rule 253(f) of Regulation A, as the SEC does not pass upon the merits or give its approval to any securities offered.

Response: The Company acknowledges the comment and has modified the FAQ section of the website that may lead to an impression by an investor that the Commission has passed upon the merits of the securities offered. Specifically the Company has removed references to “works with the [SEC] to convert these loans into securities,” and replaced it with more precise language.

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April 27, 2023

We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement on Form 1-A and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely, Brian S. Korn

cc:	Groundfloor Yield LLC

Nick Bhargava